Filed by Leo Holdings III Corp (Commission File No. 001-40125)

Pursuant to Rule 425 under the Securities Act of 1933

And Deemed Filed und Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Local Bounti Corporation

Form S-4 File No.: 333-257997

This filing relates to the proposed business combination (the “Business Combination”) between Leo Holdings III Corp, a Cayman Islands exempted company (“Leo”), and Local Bounti Corporation, a Delaware corporation (“Local Bounti”), pursuant to the terms of an Agreement and Plan of Merger, dated as of June 17, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Leo, Longleaf Merger Sub, Inc., a Delaware corporation, Longleaf Merger Sub II, LLC, a Delaware limited liability company, and Local Bounti.

The following is a transcript of an interview first made available on October 28, 2021.

Dan Dombroski: Hello and welcome. My name is Dan Dombroski, and this is SPAC Alpha Web Series. SPAC Alpha provides news, research, and analysis on SPAC mergers. This series is presented in conjunction with SPAC Research, the industry-leading provider in SPAC data and analytics.

This series is dedicated to analyzing business combinations, industry trends, and regulatory decisions. I’ll speak with SPAC management teams, subject matter experts, and industry leaders to increase transparency within the SPAC ecosystem.

This week, I’m joined by Craig Hurlbert, co-founder and co-CEO of Local Bounti as well as Ed Forst, chairman of Leo Holdings. Local Bounti is a controlled-environment ag company going public via SPAC route with Leo Holdings.

We discuss the current state of traditional agriculture and Local Bounti’s expansion plans for disruptive space.

Craig, I’d like to jump right in. Can you tell me what Local Bounti is?

Craig Hurlbert: Well, great. Dan, thanks. It’s just great to be with you. We’re really excited, Ed and I. It’s a great opportunity for us to really showcase Local Bounti.

I view Local Bounti really is three basic things. First and foremost, we’re a food company. We provide produce to families locally grown by local farmers and local communities, to help them enjoy a better product. At the root, we’re a food business.

How we do that is by really applying what we call breakthrough technology in indoor farming. Indoor farming is here to stay. It is particularly here to stay as it relates to perishables, let’s call them leafies, lettuces, herbs, and the like, that don’t travel very well and don’t last very long in our fridge because of the journeys they have to go on.

Local Bounti has invented a game-changing technology. We’re a technology company, indoor agriculture. That would be number two. Number three, we’re a sustainability business. We use 90% less water, we use 90% less land, no herbicides, no pesticides.

It’s just a superior way to grow things closer to the consumer so the consumer ends up with a better product in their fridge that lasts longer. So, food company, technology company, indoor farming company, and the third one is a sustainability business.

Dan: I appreciate you laying the groundwork for some of our listeners that may be being newly introduced to Local Bounti. Ed, I’d like to ask you, you’ve had a lot of experience so far in the SPAC space and certainly beyond, but what is it universally that you’re looking for in SPAC transactions?

Ed Forst: Well, look, I wouldn’t say it’s just what are we looking for in SPAC transactions alone because fundamentally, there’s some very basics here. Let me back you up as to our focus. I think that’s important. I think that the best investment firms have gone narrow and deep over time. I think the horizontal and thin approach in investing misses so much as the world changes in an ever-accelerating clip. Number one, we’re staying true to our core, which is branded consumer.

That matters a lot. That’s what we’ve done as Lion Capital. $9 billion of PE funds raise, dozens of business invested in and about 40% of it in the food and beverage space. So I think branded consumer. I think it’s also for what we’re trying to do now as we turn the page, Dan, it’s how is the consumer accelerating into tomorrow and into tomorrow’s tomorrows? Where should we be?

People talk about the hockey game, you should skate to where the puck’s going to be. You want to do that. You want to pass to where the skater is going to be. I think that really matters. We want to be beyond niche. We don’t want to be looking for very, very small, targeted, bespoke businesses.

We want to see big open water. I think that matters to us. We want to find those businesses that are beyond ripe. Very legacy. That’s particularly the case for Leo III and for our affiliation with Craig and with his great team. How do we re-engineer an existing industry and really change it from the guts up?

That’s why we found controlled-environment agriculture. That’s why we spent a lot of time looking at it. We said, “How do we find that right business to express that theme and not just express it but actually action it and bring it to life?”

When we decided on it, Dan, it was you look at the hierarchy of needs of people. You got food, you got water, you got air, and you got shelter. Those are really, I think what it comes down to. Those first two are what Craig and Travis and his team are all about. Maybe there’s a fifth hierarchy, Red Sox winning. Maybe that’s in there, but I don’t know. It’s still early on the World Series here.

If we take the first two, how do we take food and do more of it and do it better and better is a broad definition. Better than just better tasting. Are we doing it more intelligently? Is it better for the consumer? Longer shelf life, and on the whole input side of it, water and power, boy, Craig and his team are steeped in background in terms of that space. That’s what it’s about.

Craig mentioned 90% less water. Then 90% less powered. We need to have though to bring that theme to life. We have to have proven 24\7 leaders. If you’re going to be in the CEA space, let me tell you, leafy greens don’t take a day off. They don’t go home for a couple hours to grab a sleep. Leafy greens have the 24\7 enterprise and you got to have managements that are really into that and really get that from the gut level.

Do they have critical competencies? Are they builders? Are they maniacal about return on invested capital? When we’re looking at these things, all these components have to come to bear and that’s why we look at a lot of things and we do very little, bluntly.

Our rejection rate’s really high because these things have to matter. A team that’s never says the job is done. Now, I’m going to go a little bit off script here though with Craig and if I had Travis on here or Kathy or Mark or anybody, I’d be doing it for them, but Craig won’t say it. Craig comes from a family of farmers. Montana dry wheat farmers.

He literally has got farming DNA coursing all through him. He’s a competitor. He is driven. He worked at GE and some very important jobs around the power space, started a power-based HVAC firm. Installed HVAC systems in 400 plants in 33 countries around the world.

By the way, indoor ag isn’t just a US business when you think about the needs of the world. I have to say to you, Dan, come on, could we write a better resume for somebody to be the co-CEO, co-founder of a business that we’re going to go ahead and back? The answer is, absolutely not. That’s what we’re looking for in putting it together. We are incredibly excited, proud, and humbled to be partnered with Craig and his team.

Dan: You just hit on my next question about, what the investment thesis is specifically for Local Bounti? Craig, if I could jump back to you, can we take a look at what traditional agriculture looks like versus what you’re doing and that process from seed to plate?

Craig: Absolutely. I think, Dan, if it’s okay, I’d like to start with the way it’s being done today and then what we do that’s different. I think it’s important for the listeners to have a context of what’s been happening.

The way it works now in conventional agriculture, traditional agriculture, is they plant a seed in a field. They water it then they harvest it. Then they send it off to a packaging plant. Then in that packaging plant, they do a bunch of things and it goes into a bunch of different supply chains and ends up in a grocery store.

That process right there has all kinds of issues. First of all, most of the leafies come from Salinas area, Yuma, Arizona and Mexico. Automatically, you have a logistics problem. That problem is enhanced now with COVID and with the supply chain issues and everything else.

That process right there, very inefficient with land, very inefficient with water, they’re using herbicides and pesticides. They’re using chemicals to wash and clean the product. That product by the time it gets to your fridge, really has been through quite a journey which is why we’re throwing away, it’s estimated 40% to 50% of all the produce and all the food that we produce globally. Huge problem.

That’s what conventional agriculture does. They’re doing the best they can do. They’re essential as Ed said in one of the hierarchy of needs and Local Bounti’s not looking to take out conventional agriculture. However, the way we do it is drastically different and inherently better for the end consumer. What we do is, we build a farm indoors. We take a seed, we plant the seed, and from the moment that seed is planted to the moment that seed, that the product is harvested, it is virtually untouched by a human hand and it’s been given exactly what it needs at all of the different points in that plant’s growth cycle.

When it’s a tiny little seedling or a little baby, if you will, a baby plant, it needs certain things. As it grows, and goes through the cycle, it needs other things. We have perfected the technology to give our different cultivars or different products exactly what they need when they need it all under one roof.

90% less water, 90% less land, no herbicides and pesticides, et cetera. As a result, we end up doing the harvesting right there and we do the packaging right there. We removed a very important step that conventional agriculture has to ship to a packager or to a processor before it can go out into the distribution chain, if you will. We’re cutting that out.

At Local Bounti, we’re growing the plants very sustainably in a very high quality way, focusing on the quality of that plant getting exactly what it needs. We like to say, “Happy plant, happy taste buds.” What we end up getting at the end of that is a product that hasn’t gone on a long journey.

It’s been inside of our facility, it can go out of our facility to a distribution center in the evening. It can be distributed to the grocery store the next day, cutting out potentially, 1,000 miles or more just in the food miles attached to all that and lots of cold chain and lots of chemicals and water, land, et cetera.

Indoor farming as it relates to perishables, the time has come because we’re able to do all that at the exact same price point that the organic people and in some cases, better on the price point than the organic people can do. It’s way more sustainable and you’re getting a plant, and you’re getting a product that will last longer in your fridge.

Our heads of lettuce can last three to five weeks in your fridge because of the way it’s grown and packaged and delivered to the retailer ultimately into your home. It’s a game changer for the end consumer. For perishables, indoor farming is here to stay.

The total TAM for the US alone is about $30 billion. Less than 1% of that is farmed indoors today. As Ed said, they like businesses with a lot of potential. Just in the US alone, we have a massive total available market to go get. It’s also not just a US-based business.

Ed: Hey, Dan, if I could just jump in because one of the things that so impressed us when we went through the facility in Montana is, don’t you want your lettuce or your basal grown by people in white coats and hair nets? You go through the facility, it’s like, you’re in a Silicon chip lab. You’re in a science facility. That’s what it’s like.

When you pull off the shelf at your grocery store, the spinach or the lettuce or whatever, and your read the label and it says, “Hey, this is triple washed,” I guess it makes you feel good that it’s triple washed. You know why it’s triple washed, because it’s filthy. It’s covered in chemicals, bacteria, fertilizers. These guys, you don’t see that on the label because this stuff is pristinely produced.

Dan: You guys just covered a broad array of topics. If I can bring that in a little bit, can we look at the genetic component of this? How much control do you have over the seeds?

Craig: It’s a very important question and a great question. What I will say to your listeners is, virtually everything to do with genetics is all upside to the investor. Right now, the seeds we’re using have been engineered for outdoor production, which means they’ve been engineered are to handle things like droughts and other things that happen in the elements.

They have not been engineered to be in a perfect environment and as such, there’s tremendous opportunity in the genetic side. Right now, we’re using seeds that people are using on the outdoor side of the equation.

We do have some of the use of proceeds around genetics to help us really hone in on several things. One, will be yield, getting higher yields because we don’t need to engineer for all of the bad things that can happen outdoors, because it can’t happen in our facilities, those droughts and things like that. The plant’s always going to get what it needs.

We can focus the genetics on yield, on texture, on flavor and on things that are really going to matter to the customer. That would be very difficult to impossible to do in outdoor agriculture. Genetics is going to be a very important part of Local Bounti going forward. Today, Dan, to answer your question, we’re using seeds that have been engineered for outdoor use.

Dan: Looking at that, that plays into what changes you’ve made in order to reduce the grow times already. I heard Travis on your investor day call, presented by Gateway, a little while back that our viewers should absolutely tune in for. He was speaking about how, for example, a head of lettuce, you’ve reduced the growth time from 26 days to I believe 16.

He had also mentioned, I think you’re looking at maybe going towards 10 days. What does that look like going forward? What changes are you looking to make?

Craig: I think the biggest thing we’ve done, Dan, on that front, and let’s take genetics and move that over to the side. I think people understand there’s a lot of upside potential, with genetics for sure. What we’ve done and I think I need to kind of start with this. The reason we started Local Bounti three and a half years ago, was because we couldn’t find a business that we felt was investable and the reason for that was really two main reasons.

The first one was, we couldn’t find a management team that we felt was focused enough on unit economics. Maybe that’s because we grew up in the energy world, maybe that’s because I had a big job at General Electric, where those things really mattered. It was built into my DNA, but we were looking saying, “Why are these people not more interested in unit economics?” That was the first reason we didn’t make an investment.

The second reason we didn’t make an investment was, at the end of the day, we’re building facilities, putting them in the dirt, getting them commissioned, putting people around it, training them, getting it up and operated and that’s an art form. If you don’t know how to do that, it’s really hard to learn that for the first time.

We didn’t see a lot of experience on the building things and getting them up and operating either. On the first point on unit economics, we did heavy due diligence in the two main ways people are doing indoor farming today. The first one is vertical farming.

With vertical farming, in a nutshell, for your listeners, here’s what you get, you get a high yield, we were very excited about that, but you also get high CAPEX and you get high OPEX. High yield, high cost. Then we started looking at greenhouse technology. Did a mountain of due diligence on greenhouse technology. Here’s what we found. It’s lower yield, but it has lower CAPEX and lower OPEX. Low yield, low cost.

What we were back solving for was high yield, low cost, so that we could get our unit economics to a place where we could provide multiple SKUs to our customers, profitably. We have to be able to grow multiple SKUs profitably.

High yield, high cost, didn’t work. Low yield, low cost, didn’t work. We invented patent-pending. We have a pioneer patent and about 11 other patents around it, something called Stack & Flow, where we took the very best of vertical farming, and the very best of horizontal farming. We combine them together and we’re able to get one and a half to two times the yield of our competition.

Without that mindset of back solving for unit economics, we would have never figured that out.

Vertical, horizontal, at scale, and it allows us to build out our platform distributedly across the United States where it needs to be. We’re focused in the Western United States to start with, but that allows us this technology, these great unit economics, allow us to have a distributed facility profile so we can call ourselves local. It was all about finding and back solving for high-yield and low cost.

Dan: Can we back up a little bit?

Craig: Sure.

Dan: I understand what you’ve done so far to implement all these changes to reduce that grow time. Do you have a few bullet points that you can walk through of what you’re looking at to make improvements going forward to reduce the grow time and still keeping the quality of the product the same?

Craig: Yes. We don’t really get into this because this is the secret sauce. It’s the trade secret part of this whole equation, Dan. What I can tell you is, this business in all four corners of the business, makes every decision from an ROIC basis, a return on invested capital basis.

We are constantly looking at ways to get what I’ll call cycle time out or days on our pond out. We’re doing that through all kinds of IQ and talent we have in our business, by looking at all kind of form factor. We’re looking at different types of seeds even though genetically they’re still most of them have been engineered for outdoor as we talked about, but we really don’t get into this because this is really the secret sauce.

In addition to our patents, there are tremendous amount of trade secrets that we’ve uncovered. I will say, we have eight cultivars or eight SKUs that are now within 90% to 95% of our 2025 pro forma projection. Way ahead of where we thought we would be. It’s because we’re really working hard on figuring out what we can do with the way we’re doing it with Stack & Flow, to get more yield at a lower cost.

Dan: That makes sense. I want to jump back to another point that you had made about expanding your facilities. Again, listening to the presentation that you were giving, I couldn’t help but wonder, why can’t you just retrofit existing facilities? Again, going back into that special sauce, why do you need to build new ones?

Craig: I think there’s a couple of reasons. Number one, I would say, first of all, we’re really asking about what is really the moat for Local Bounti and can you retrofit Stack & Flow? The answer to that question is, it’s very difficult to retrofit.

There may be possibilities in the future with technology advancements that we’re working on. It’s something we’re looking at. Right now, everything in the dirt today, would be hard to retrofit, or harder to retrofit. They may not have the locational profile that we need.

The whole concept of site selection for us is a big deal. It’s very complicated. It’s very detailed and it gets down to a lot of different things. Climate being one, obviously, elevation being one, water, permitting, power, all of these things. You can’t just go out and buy a facility somewhere and buy someone else’s mistake on site selection, and then try to make it work magically with the retrofit.

The way I look at it, Dan, is everything in the dirt today is going to be hard to retrofit. Everything that’s in design right now for the next two years, everything that will be built is already been designed. You’ve probably already got your supply chain lined up and you’re going to build whatever you’re going to build for the next two years.

Beyond that, there are people that may say, “Hey, we’re going to try some version of Stack & Flow.” Then they have all of the trade secret stuff on the question I did not answer a minute ago. They got to go figure all of that out once they build something Stack & Flow and try to figure it out.

Dan: What are you looking at for the total lifespan of each facility?

Craig: These facilities, assuming I would say normal maintenance, which we will do, could last a long, long time with what I would say with minimal or normal maintenance along the way. There’s not what I would say, let’s say, a lot of rotational parts moving fast at high temperatures like you would see in the oil and gas business or in the energy business.

There’s nothing there that is super complicated that can’t be either upgraded over time or just replaced if it gets bad. That’s one of the importance of getting the locations correct, and really getting the ability to expand the facility if necessary. Every time we go to pick a site, we’re looking to ensure that we can double the size of that facility.

Because of the modular way we do things, we can do it on just a flipped basis and say, “Now we’ve got our customers, they love our products. We’ve now got we’ve secured the land and everything to double the size potentially.”

Site selection’s a big deal, but I don’t view the longevity of the facilities that they’re taking care of well, which again, is a very mature principle in the energy world that we will bring into this space as well, doing the routine maintenance that needs to be done. These facilities will last a long time.

Dan: You were just talking about the customer component of this. I saw that you recently announced you’re going to be in 84 Albertsons stores?

Craig: Correct. We are now in the Intermountain West Albertsons stores. Very exciting to go into an Albertsons and see Local Bounti right there with all of the other products. Everything’s going very well so far. We are really now focusing on pleasing our customer, both our retail customer and the end consumer.

Dan: What is that relationship look like as it unfolds? How do you get into all the Albertsons?

Craig: I think it’s kind of like life. If you show up and execute flawlessly, you have a high probability of expanding. Here’s the story that all major retailers have going on right now. Their CEOs all have sustainability goals, and when you look at a grocery store, a peanut butter doesn’t really go bad that much, but lettuce does, they got shrink anywhere from 10% to 35% given whatever grocery store you’re in. That shrink is on the radar.

Shrink, meaning, throwing stuff away. That’s on the radar. It will be calculated, and it will become part of their “sustainability metrics”. It’s on everybody’s radar. If we can deliver them a better product more sustainably grown, less food miles, less cold chain, no herbicides, pesticides, better worker welfare, if we can get to deliver that product consistently and expand our SKUs over time with them, the sky is the limit with us with Albertsons.

We have a great relationship up and down the chain of command. Really, it’s on us to deliver flawlessly and that’s what our team is working on everyday.

Dan: That leaves me to a topic that you’ve talked pretty at length about. Which is why has the produce aisle generally gone unbranded up to this point?

Craig: It’s mystifying, isn’t it? It’s mystifying that when you go in, wherever you are and you look at the produce aisle, there’s really no brands you can connect to there. It’s strange. However, it’s a huge opportunity for us.

What we’ve done is-- I think for your viewers or your listeners, I think it’s important for them to understand, we have the third voice at Local Bounti was a gentleman named Josh White.

Josh met a man named Hamdi walking around New York City around the turn of the century. He had a bag of this weird stuff. They ended up branding it Chobani.

Josh was the brand architect with the team at Chobani. They got it to over a billion dollars before Josh left. He’s branded countless other food products. Josh’s whole team has shut down his creative agency. They’re all under the Local Bounti tent today. They are beyond excited to be able to bring a brand into the produce aisle.

Why it hasn’t been branded to date? I don’t know. I can only guess that consistency in product and being transparent with the consumer is difficult. If you have a big brand that’s selling everything from pineapples to lettuces, you really don’t want to attached to an E. coli breakout or something else that goes on in the produce section. That could have something to do with it, just fear over the bad things that can happen in the produce section. However, with our product and the way we’re going about it, we have no fear as it relates to our product. We know what the product will do, how the product will stand up.

We’re going to say to the customer, “Buy Local Bounti, taste it, see our logo, taste it, enjoy it, feel it, watch it behave in your fridge, and then come back and buy the next product. Then by all eight products and then buy all 30 products and come back to the grocery store, like I go to certain grocery stores for certain things because I know they’re there.”

We would like to think we’re going to be a big value-add for our retail partners by pulling in customers because they’re going to identify with our brand. Not just because of the way it tastes but because of the way it’s grown. Locally by local people, more sustainably, better texture, better flavor, all of that.

It’s time for a brand to really come out for people to connect to with complete transparency on how that product was grown and how it will behave.

Dan: Is there enough data yet on what your end-user demographic is?

Craig: We’ve done a lot of work on that, a lot, a lot of work in this area. I think maybe we can save this for our next conversation because we view it as very proprietary. We know exactly what our end-consumer, not the retailer, but the end-consumer is actually thinking and what they’re looking for in their products.

Let me give you a preview. They’re looking for good value that’s better for their family and better for the planet, that’s what they want. If they can get that at a similar price point, they will never turn back. All of that is going to be built into what Josh and our marketing team are doing as it relates to the Local Bounti brand.

Dan: Completely understandable. I’d like to sidestep here. As we’re looking at the branding of the produce aisle, can you walk me through how you look at your competition?

Craig: Great question and it’s a challenging question. I’ll start by saying, obviously, I think your listeners are probably interested in our view on AppHarvest, or AeroFarms, or people like that. To us, it was all very predictable what’s played out and is why Travis and I didn’t make an investment three and a half years ago and decided to start Local Bounti. That’s the elephant in the room.

We view AppHarvest as effectively a contract tomato grower. They grow tomatoes and they go to market through Mastronardi. They couldn’t be further away than from what we’re doing. We’re doing produce, leafies, with the brand, with retail partners, we’re in 500 grocery stores, going out that way.

A completely different business model, if you will, and a completely different management team with different skill sets. That’s us to AppHarvest. As to the indoor folks, I think there’s room for, let’s say, several indoor players to emerge winners because the market’s so big.

We don’t really view ourselves against the indoors as competition, even though we believe, because we built the business backwards from everything we learned from Aero and these other people. Aero has been in business for 17 years. They’ve raised $200 million or more and they still don’t have positive gross margins.

For example, Local Bounti in its first year of operation in our very first facility, positive gross margin, it’s intentional. We built it backwards that way. I don’t think the indoors are really who we’re focused on. I think we are focused on the big dog in the room and that is the traditional or the conventional agriculture produce folks.

I think they’re even seeing this as something that’s inevitable. I think you know, Dan, we have a relationship with Cargill. Cargill is invested in us in two really important ways. One, is we have a $200 million plus debt facility with them, I know you want to talk about that potentially in a little bit so I’ll leave that there.

They’re also invested in our pipe. To have Cargill do their due diligence and make a double commitment to Local Bounti, really tells you everything you need to know about where we fit in the landscape of indoor farming. That’s that.

I think they also recognize that traditional agriculture has 99% of the leafy world and that’s going to change over time. It’s just inevitable because of the reasons we’ve just laid out.

Dan: I think that’s a really important distinction to what it is your competition is versus what it is not. Can you speak towards somebody like Amazon coming into the space or maybe through Whole Foods? Do you view that as a threat or an opportunity?

Craig: Amazon’s such an amazing business. It’s just impacted so many different industries. It’s hard to imagine that it won’t have a role in this industry but they’re going to have the same challenge everyone else is going to have.

Let me put it to you this way, I can go on my Amazon Prime right now and order a Phillips screwdriver and it’ll show up tomorrow afternoon from some distribution center nearby. No problem. That screwdriver will last 100 years. It’s not going anywhere. It’s not perishable.

When you come to perishable items, it gets a little more complicated. I think one of the things people are going to have to figure out is this concept of where to place these facilities. We’re in conversations with very large names that all of your listeners are familiar with, with the whole concept of call it a three-wall facility. Where Local Bounti has three walls, they have three walls and in the center is a shared wall with a big door in the middle. Product comes out of our facility, goes into their facility, and you cut down on everything that happens before it gets to their distribution facility. It’s literally a foot to go from ours to theirs. That’s inevitable.

I could see the Amazons of the world doing that potentially to answer your question directly but they better have a farming partner that has the ability to grow bunches of SKUs, or they really won’t solve their problem. I think perishables are a different kettle of fish then, say, a screwdriver or a pair of socks but I think they will potentially get there.

I think others will get there but it just means everybody’s going to be more local when it comes to the perishable side of things. One thing I should mention, when we were doing our due diligence, we kept hearing that word over and over again, local, local, local. I think it was so important, we built it right into the name of the company. Your question on Amazon, they’re going to have to be really, really local in order to be successful doing that.

Dan: You’re introducing a new topic, looking at the logistics or everything, if you’re looking for the local component, are you able to match orders that are coming in with the growth cycles?

Craig: It depends. The perfect scenario for us would be someone just take everything we grow right but because our cycle times are so fast, we do have flexibility in the way we can, let’s say, move orders around and deliver and meet customers needs. Yes, that is definitely a possibility.

It would be very, very hard for a traditional farmer to plant their lettuce, and they’ve got one or two cycles each year. It’d be hard for them to shift midstream, whereas we have a much higher probability of doing that successfully. Yes, we can do that.

That’s possible but I think what’s even more interesting is, could we solve certain people’s problems through technology? Could we grow lettuce that tastes a certain way for a certain customer on a very large scale? The answer to that is, yes. That’s going to happen in the next bit of time.

There’s going to be a lot of technology that’s brought in on the indoor farming side. One other thing I’ll mention that I think is really important, indoor farming may not grow dryland wheat, like where I grew up on as Ed discussed earlier. It may not grow dryland wheat all the way to the end, but it may help the dryland wheat farmers be more efficient with what they are doing.

There’s also a thread of opportunity for us around huge, huge traditional farmers, not in the produce section, helping them become more sustainable by utilizing our technologies and those conversations are in the works literally as we speak.

Dan: Multiple aspects of de-risking. I’d like to jump over to the financial component. You’re looking at projected revenue of about $1 million in 2021. Could you speak towards what your projections are going up to 2025?

Craig: Of course. Really, our revenues are driven by our ability to get facilities up and running. That’s really what it amounts to. When we have a facility up and running, we will put that product into the market and incur revenue. Our projection for next year, for this year, is based on our facility in Montana.

For next year, it’s based on our facility in Montana and a partial year on our Pasco facility in Washington. We are already in conversations with customers that will take product out of that facility. It really gets back to the point I made earlier, Dan. You have to have experience selecting good sites, selecting good contractors and partners, having solid people inside your organization.

You get things up and running, get the people hired, get them trained and please your customer. If you can do that, the revenue will be there because the market is really clamoring for our products. That’s very exciting to us, but your real question is, can we deliver? It really comes down to managing that construction process and site selection process effectively.

Now, the trick is we’re in a lot of conversation right now with a lot of different people about, “Hey, what do you think about putting one here? What do you think about putting one there?” Those conversations are ongoing and candidly, they’re fun conversations to be in.

Dan: What do you think are your biggest risks?

Craig: I think that’s a great question. I think if you don’t say supply chain in today’s world, I think that you’re probably missing the reality of what’s going on. I do think that as Ed touched on, we built 400, we delivered 2,200 modules across 33 countries in the last 15 years. Just a tremendous amount of experience dealing with vendors, partners, supply chain and all of those challenges.

Our head of construction left Amazon. He was their head of construction. He’s now at Local Bounti, which is mind boggling we could attract that kind of a talent. Very exciting. His name is Mike Schaal, tremendous talent. Mike has a lot of experience. I’ve got a lot of experience. Our team has a lot of experience.

It just comes down to day to day managing your partners, and I think one thing that helps us is when I talk to a partner, some people call them vendors, I’ll call them a partner. When I speak to a partner CEO, here’s what I get to say, Local Bounti is going to be the premier indoor agriculture company in the world.

Here’s why. We have a differentiated technology. We have an amazing team, including our SPAC partner, Leo. We’re going to be publicly traded. We’ve got Cargill under the tent. We have all this great stuff going for us.

Do you want to be a part of that or not? If you do, it’s highly likely that you will be sole-sourced and you will become a partner and we will just run down the path together. That means, when you go into your supply chain like that, and link them to you, you have a higher probability of them really being there when you need them.

I would say, supply chain is one thing. I think the other thing too that indoor ag has struggled with is simple things like finding people to work in the facilities. You won’t see us build a facility in a major metropolitan area because it’s just harder to find workers that want to be in a farm.

We’re going to Pasco, Washington, where farmers send their kids to Washington State and they come home and they want to place to work back in Pasco. Washington State is a great agricultural school. Tremendous talent in Pasco. We look at where people are going to be and where we can secure the talent we’re going to need to deliver.

De-risking is something we’re looking at every day, Dan.

Dan: I do want to add some more context to that. You’re looking at the global supply chain issues that everybody’s experiencing and how you’re de-risking that process or circumventing it through how it is that you’re executing?

Craig: Correct. Some of our technology does not have an origin in the United States of America. It’s coming from other places. We’ve got to have— for example, Dan, we commissioned our first facility via Zoom and FaceTime because the folks that were from Europe on the greenhouse side of it couldn’t get into the country.

It’s a pretty amazing testament to the human spirit and the culture at Local Bounti that we got everything up and running on Zoom and FaceTime. That’s pretty astounding and yet, the plant’s running great. There are a lot of ways to work around issues.

Now, I should mention this too, this is a really important point. We started slow, built a smaller facility first so we knew exactly what we had and now, our facility we’re building our second one will be 3X plus bigger than the first one. The concept of going slow to go fast later is a very mature principle in the energy world.

You don’t see people building huge facilities and then wondering if it works. You build something smaller, prove it out and then you go bigger. That’s a principle we stole from the energy industry.

Dan: Conceptually, it certainly makes sense. Ed, I do want to jump over to you. Could you speak to the closing conditions?

Ed: This is quite simple, and I think we feel really good about this. We have a minimum cash condition of $150 million Dan in the deal and the pipe we’ve raised, which is we’re really proud of the mosaic we created of industrialists and real institutional money investors as well as individuals is $125 million. The gap there is incredibly tight.

Dan: Now, what should viewers take away from this conversation?

Craig: Well, Dan, I think the first thing I would say is, there are some serious differences with Local Bounti than what else has come out ahead of us. I hope that they can see that Travis and I and the Leo team, we’ve built this business backwards from what we didn’t see in the industry.

Namely, a focus on unit economics. Namely, the concept of local. Namely, the whole idea of having a branded product. We’re really coming at this from what I will call a sophisticated approach with a differentiated technology to give investors and candidly our customers, a great experience, both retail customers and the end consumer.

I think the other thing I would like to say is, the way we have structured the deal has led to the quality of the transaction. Our SPAC partner has been a perfect fit. Our pipe has edges touched on, has very high-quality component attached to it. That was intentional also.

I believe part of it is rooted in the fact that the way we did our valuation, we believe there’s asymmetrical upside to the investor because of the way we put the valuation out and the way the business is really what I would say poised to really take off and really show what indoor agriculture and what the whole industry can do.

In addition, I believe the worm is turning on traditional produce and the way things are grown and distributed. I think customers and individuals are just becoming more aware and more interested in what they’re getting and how it’s being grown. That’s just a high level for me. Ed?

Ed: Yes. Thank you very much. Look, how many guys, Dan, who have farming at their roots, coursing through their veins, can also talk about asymmetric economic outcomes? When we find the team that puts all of this together, where they’ve got absolute core competencies, but they can drive it that way as well and bring the science to bear, that to us is what we were looking for. What we are looking for as the Leo Franchise.

When Travis walks through the plant and I can hear him mumble to the plants as they’re going along, “Hey, butter, lettuce, your days are numbered.” These guys are really focused on making a difference. I think our skills, as we’ve learned to become deep friends in this short amount of time, are very, very complimentary.

This team— I want to emphasize that these are not public company rookies. One of the other things in the SPAC space, Dan, is the team ready to be public company? They’re game ready for that. This team and Kathy, the CFO, has done all of this before, not the first rodeo as they say. We feel really, really good about that.

The chemistry I said is great. Damn near perfect among us. I think there’s shared values missions. Hell, we’re wearing the jersey today, the Local Bounti. We’re game ready. I feel this thing puts it all together when I check you know, not that there’s a laminated card, Dan, as to how to do these things but I tell you, when you go through it, I don’t think we missed a damn thing. We’re really proud of this affiliation and we look forward to being able to have many, many more investors participate after this deal closes.

Dan: Well with that, I certainly appreciate you both joining me today

Craig: Thank you Dan

Ed: Thank you very much for the time, appreciate it.

Additional Information

In connection with the Business Combination, Leo filed with the Securities and Exchange Commission (the “SEC”), on July 19, 2021, a Registration Statement on Form S-4 (as amended or supplemented through the date hereof, the “Registration Statement”), which includes a joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”). The Registration Statement has been declared effective by the SEC and is being mailed to Leo’s shareholders and public warrant holders. Shareholders and public warrant holders will also be able to obtain copies of the Proxy Statement/Prospectus at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings III Corp, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom. Leo shareholders and public warrant holders are encouraged to read the Joint Proxy Statement/Prospectus, including, among other things, the reasons for Leo’s Board of Directors’ unanimous recommendation that shareholders vote “FOR” the Business Combination and the other shareholder and warrant holder proposals set forth therein as well as the background of the process that led to the pending Business Combination with Local Bounti.

Participants in the Solicitation

Leo and its directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Leo’s shareholders in connection with the Business Combination and public warrant holders in connection with the proposed amendment to the warrant agreement that governs all of Leo’s outstanding warrants (the “Warrant Amendment”). Investors and security holders may obtain more detailed information regarding the names of Leo’s directors and executive officers and a description of their interests in Leo in Leo’s filings with the SEC, including the Joint Proxy Statement/Prospectus. Shareholders and public warrant holders will also be able to obtain copies of the Joint Proxy Statement/Prospectus at the SEC’s website at www.sec.gov or by directing a request to: Leo Holdings III Corp, 21 Grosvenor Pl, London SW1X 7HF, United Kingdom.

Local Bounti and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of Leo in connection with the Business Combination and the public warrant holders of Leo in connection with the proposed Warrant Amendment. A list of the names of such directors and executive officers and information regarding their interests in the Business Combination is included in the Joint Proxy Statement/Prospectus for the Business Combination.

Forward Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Leo’s and Local Bounti’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Leo’s and Local Bounti’s expectations with respect to future performance and anticipated financial impacts of the proposed Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Leo’s and Local Bounti’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger, dated as of June 17, 2021 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among Leo, Longleaf Merger Sub, Inc., Longleaf Merger Sub II, LLC and Local Bounti, (2) the outcome of any legal proceedings that may be instituted against Leo and Local Bounti following the announcement of the Merger Agreement and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the shareholders of Leo or other conditions to closing in the Merger Agreement; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the Business Combination to fail to close; (5) the amount of redemption requests made by Leo’s shareholders; (6) the inability to obtain or maintain the listing of the post-business combination company’s common stock on the New York Stock Exchange following the proposed Business Combination; (7) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (8) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the proposed Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that Local Bounti or the combined company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the Joint Proxy Statement/Prospectus relating to the Business Combination, including those under “Risk Factors” and “Cautionary Note Regarding Forward-

Looking Statements” in Leo’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2021, and which are set forth in the Registration Statement filed by Leo and in Leo’s other filings with the SEC. Some of these risks and uncertainties may in the future be amplified by the COVID-19 outbreak and there may be additional risks that we consider immaterial or which are unknown. It is not possible to predict or identify all such risks. Leo cautions that the foregoing list of factors is not exclusive. Leo cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date they are made. Leo does not undertake or accept any obligation or undertaking to update or revise any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the Business Combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law.